CHINA SHENGDA PACKAGING GROUP INC.

No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People’s Republic of China

December 6, 2010

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop Room 4631

Washington, DC 20549

Attn:                   Mr. John Reynolds, Assistant Director

Re:                            China Shengda Packaging Group Inc.

Form S-1, as amended, Registration No. 333-168370

Form 8-A12B, File No. 001-34997

Dear Mr. Long,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Shengda Packaging Group Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-captioned Registration Statement on Form S-1 and the above-captioned Registration Statement on Form 8-A12B.  We request that the Registration Statements be granted effectiveness by 4:30 p.m. EST on Tuesday, December 7, 2010, or as soon thereafter as practicable.

The Company acknowledges and represents to the Securities and Exchange Commission (the “Commission”) that:

•                 should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the Company may not assert this declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP at (202) 663-8158 to confirm the effectiveness of the Registration Statements.

Very truly yours,

CHINA SHENGDA PACKAGING GROUP INC.

By:	/s/ Daliang Teng
Name:	Daliang Teng
Title:	Chief Executive Officer